October 16, 2018	Orrick, Herrington & Sutcliffe LLP
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Menlo Park, CA 94025-1015
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U.S. Securities and Exchange Commission	orrick.com
100 F Street, N.E.
Mail Stop 3030	Christopher J. Austin
Washington, D.C. 20549	E caustin@orrick.com
D +1 212 506 5234
M +1 781 325 6689
Attn:    Timothy S. Levenberg, Special Counsel
Irene Barberena-Meissner, Staff Attorney
Wei Lu, Staff Accountant
Jennifer O’Brien, Staff Accountant
Re:    Beyond Meat, Inc.
Draft Registration Statement on Form S-1
Submitted September 11, 2018
CIK No. 0001655210
Ladies and Gentlemen:
On behalf of Beyond Meat, Inc. (the “Company”), we are transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated October 9, 2018, with respect to the draft registration statement on Form S-1 (CIK No. 0001655210) that was confidentially submitted by the Company to the Commission on September 11, 2018 (the “Draft Registration Statement”).
The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. For the convenience of the Staff, we are also sending by overnight courier copies of this letter and copies of the Draft Registration Statement that are marked to show changes from the Draft Registration Statement as originally submitted.
In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Draft Registration Statement to update certain other disclosures.

October 16, 2018 Page 2

Prospectus Summary, page 1

1.
You use market data derived from reports prepared by third parties. Please include the names and dates of the reports you cite by BMI Research, The Organization for Economic Cooperation and Development, The World Health Organization, and The Bureau of Labor Statistics. Please also provide us with supplemental support, or in the alternative provide citations, for all statements that utilize market data or relate to your competitive position within your industry.

The Company has included in the Draft Registration Statement the names and dates of the cited reports or data from BMI Research, The Organization for Economic Cooperation and Development, The World Health Organization and the Bureau of Labor Statistics.

Concurrently with this response letter, the Company is supplementally providing support for all statements that utilize market data or relate to the Company’s competitive position within its industry.

2.
You suggest at page 2 that there is an enthusiasm for “the concept of an authentically meaty tasting plant-based burger” and that this “drove more than 4.0 billion earned media impressions in 2017 ... with 6.8 billion media impressions between January and August 2018.” Please revise to clarify why the number of “earned media impressions” would be material to investors, define the term, and quantify the number of such impressions which related directly to your product. Also provide us with supplemental support for these assertions.

The Company has revised the Draft Registration Statement on page 74 to define the term “earned media impressions,” add the reason the number of earned media impressions would be material to investors and quantify the number of such impressions which relate directly to our products.

Concurrently with this response letter, the Company is supplementally providing support for the number of earned media impressions in 2017 and between January and August 2018.

3.
We note the disclosure at page 3 under “Our Industry and Market Opportunity” regarding your potential capture of a “significant amount” of the anticipated or potential category growth of up to $35,000,000,000 because you are a “market leader” and by analogy to the non-dairy milk market. Please provide us with supplemental support for your status as a “market leader,” the anticipated “category growth” you reference, and the reasons you believe that your market is comparable and therefore likely to achieve “at least” the same proportionate

October 16, 2018 Page 3

amount of success enjoyed by the non-dairy milk market. Also quantify the period of time over which such market growth occurred.
Concurrently with this response letter, the Company is supplementally providing support for the statement that it is a market leader in the plant-based meat category.

The Company believes that the plant-based meat category is likely to achieve at least the same proportionate amount of success enjoyed by the non-dairy milk market because, as indicated on pages 75 and 76 of the Draft Registration Statement, many of the same conditions exist in the plant-based meat category that previously existed in the non-dairy milk market. In particular, the Company believes that there is growing consumer interest in reducing consumption of animal-based products, however, historically there have been few plant-based meat alternatives that taste good and are appealing to the broader consumer market, which led to lower historical levels of consumer adoption.

The Company is employing the same strategy used by the plant-based dairy industry to capture market share from the dairy industry -- focusing on creating plant-based products that possess similar taste, texture and sensory attributes to their animal-based analogs and taste significantly better than other available plant-based options, and merchandising them in the same section of the store as their animal-based analogs. As stated on page 71 of the Draft Registration Statement, the Company is focused on creating plant-based meat products that allow consumers to experience the taste, texture and other sensory attributes of popular animal-based meat products and merchandising them in the meat case. In the dairy category, it was primarily the introduction of almond milk merchandised in the dairy case as an alternative to both dairy and soy milks that caused the category to grow. The Company believes that the same dynamic will be at play in the plant-based meat category, where there is rapidly growing consumer demand for plant-based meats and concurrent growth in the development of plant-based meat products, both from the Company and some of the Company’s competitors. As a market leader in the plant-based meat industry, the Company has successfully driven high growth in the category by developing plant-based meat products that aim to deliver the closest taste, texture and sensory attributes to their animal-based analogs and marketing its products in the meat case.

The Company’s estimate of the possible market for plant-based meat products is based on an estimate that the plant-based meat market could capture the same proportion of the overall meat market as the plant-based milk market captured of the overall milk market. The $35 billion U.S. market size estimate was derived from the size of the U.S. meat market of $269 billion (per BMI Research), multiplied by the 13%, which is the size of the non-dairy milk category relative to the size of the dairy milk category. Significant growth of the non-dairy milk market began in 2002 with Dean Food’s acquisition of WhiteWave Foods Company (parent of Silk soy milk), which helped accelerate the growth of soymilk, and WhiteWave’s launch of its almond milk product in 2010.

October 16, 2018 Page 4

Use of Proceeds, page 41

4.	Please revise to disclose the approximate amount of proceeds you intend to allocate to each of the identified uses once the offering size is known. See Item 504 of Regulation S-K.
The Company has revised the Draft Registration Statement to include placeholders on page 41 for the amount of net proceeds of the offering that will be allocated to the identified uses once these amounts are known.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview, page 52

5.
Your disclosure states that “we have experienced strong sales growth over the past few years, increasing our net revenues from $8.8 million in 2015 to $32.6 million in 2017, representing a 92% compound annual growth rate.” For a more balanced discussion, include disclosure here that also addresses the net losses you reported for the comparable years.

The Company has revised the Draft Registration Statement to include a discussion of net losses for 2015 through 2017 on page 53.

6.
We note your disclosure on page 19 indicating that The Beyond Burger accounted for approximately 48% of your gross revenues for the year ended December 31, 2017. Please expand your discussion here to address the significance of this product to your operations. With reference to your statement that you “sell a range of plant-based products across the three main meat platforms of beef, pork and poultry,” tell us how you considered providing disaggregated revenue information for each of the product platforms you offer as part of your discussion of operating results.

The Company has revised the Draft Registration Statement to include additional disclosure on page 19 in “Risk Factors” and on page 53 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” with respect to the significance of The Beyond Burger to the Company’s operations.
With respect to the Company’s beef, pork and poultry meat platforms, all products within the three meat platforms are similar in nature in that they use plant protein to create products that have the same taste, texture and aroma as their animal-based protein counterparts and are aimed at appealing to the same broad range of consumers who are looking for healthier protein choices. In addition, all of the products across these meat platforms are manufactured using the same techniques and processes. The Company offers these products to customers within two product platforms, the “fresh” platform,

October 16, 2018 Page 5

which offers products in ready-to-cook formats, and the “frozen” platform, which offers products in ready-to-heat formats.
In determining the appropriate level of revenue disaggregation for purposes of discussing its operating results, the Company looked to the entity-wide disclosure guidance in ASC 280-10-50-40 which states in part that a “public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” As ASC 280-10 does not provide further guidance on evaluating whether a group of products or services is similar for disclosure purposes, the Company further looked to the aggregation criteria in ASC 280-10-50-11 by analogy to determine whether its products within each of its “fresh” and “frozen” platforms are similar. Based upon the considerations discussed in the preceding paragraph, the Company concluded that the products within each of these platforms are similar as the products within each platform share similar characteristics such as the nature of the products and related production process, the type of customers who purchase the products, and the methods used to distribute the products. Therefore, the Company concluded that it was appropriate to disclose disaggregated revenues at the “fresh” and “frozen” platform levels. The Company believes that this level of disaggregation at the “fresh” and “frozen” platform levels appropriately describes the components of its revenues to allow a user to understand its results of operations consistent with the guidance in Regulation S-K 229.303(a)(3).
To further confirm the appropriateness of the level of disaggregated revenue disclosure in the discussion of the Company’s operating results, it looked to Staff guidance on determining whether groups of products and services are similar in its Current Accounting and Disclosure Issues in the Division of Corporation Finance (updated November 30, 2006), which states in part that “[d]isclosures for products and services that are not substantially similar must be disaggregated.” Based upon the considerations outlined above, the Company has determined that the products within each of the “fresh” and “frozen” platforms are similar.
Accordingly, the Company has not further disaggregated the revenue for each product platform in its results of operations.
Executive Compensation,
Narrative to Summary Compensation Table
Executive Employment Agreements, page 98

7.
We note that Ethan Brown, your President and Chief Executive Officer, earned a salary of $288,789 and a performance bonus award of $124,700 for fiscal 2017. Please disclose the material terms of your employment arrangement with Mr. Brown, whether written or unwritten. See Item 402(o)(1) of Regulation S-K.

October 16, 2018 Page 6

The Company has added disclosure on page 101 of the Draft Registration Statement indicating that Mr. Brown does not have any written employment agreement but instead receives an annual base salary of approximately $290,000 and has had the opportunity to receive bonuses from time to time in the Company’s discretion.
Principal Stockholders, page 110

8.
Consistent with Item 403 of Regulation S-K and Exchange Act Rule 13d-3, please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares held of record by Avondale Agents Limited, Eminent Harmony Limited, Total Formation Inc., and Ultimate Epoch Limited.

The Company advises the Staff that it has not informed all stockholders of the initial public offering in order to maintain the confidentiality of this transaction to the extent possible before the public filing of the registration statement. The Company intends to obtain the identity of the natural person or persons who directly or indirectly exercise voting and/or dispositive power with respect to these shares closer to the time of the first public filing of the registration statement and will include this information in the registration statement that is first filed publicly with the Commission.
Description of Capital Stock
Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated
Certificate of Incorporation
Exclusive Forum, page 118

9.
We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in your governing documents states this clearly.

The Company has revised the Draft Registration Statement on pages 122-123 to clarify that the forum selection provision in the certificate of incorporation to be effective upon the initial public offering will provide that the federal district courts of the United States of America will be the exclusive forum for actions arising under the Securities Exchange Act of 1934, as amended.

October 16, 2018 Page 7

Financial Statements
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Unaudited Pro Forma Information, page F-9

10.
Your disclosure on page F-24 outlines the conditions required for the conversion of your convertible preferred stock. In connection with your pro forma presentation in this filing, please confirm to us that you currently expect the offering to meet the conditions for automatic conversion, including the minimum offering price requirement. If you subsequently conclude that the conditions may not be satisfied, revise the filing accordingly.

The Company confirms that it currently expects the offering to meet the conditions for automatic conversion of its convertible preferred stock.
General

11.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the

October 16, 2018 Page 8

Securities Act of 1933, as amended. As of this date, the Company has not provided any such written materials to potential investors.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

/s/ Christopher J. Austin

Christopher J. Austin

cc:    Ethan Brown
Mark Nelson
Cathy Birkeland
Latham & Watkins LLP
Brian Nussbaum
Deloitte & Touche LLP
Harold Yu
Orrick, Herrington & Sutcliffe LLP